INITIAL SHARE PURCHASE AGREEMENT

This Agreement is made as of the __ day of _______________, 2013 between Manna ETFs Management, LLC (the “Purchaser”), a [state and form of organization], and ETFis Series Trust I, a Delaware statutory trust (the “Trust”).  A copy of the Certificate of Incorporation is on file with the Secretary of the State of Delaware and notice is hereby given that the obligations of this Agreement are not binding upon any of the Trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of the Trust.

WHEREAS, the Trust wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Trust, 4,000 common shares of beneficial interest (“Shares”) of the Mana Core Equity Enhanced Dividend Income Fund at $25 per Share for an aggregate purchase price of $100,000 in cash, all such Shares to be validly issued, fully paid and non-assessable upon issuance of such shares and receipt by the Trust of said payment; and

WHEREAS, the Purchaser is purchasing the Shares for the purpose of providing the initial capitalization of the Trust as required by the Investment Company Act of 1940, as amended;

NOW, THEREFORE, the parties hereto agree as follows:

1.	Simultaneously with the execution of this Agreement, the Purchaser is delivering to the Trust $100,000 in full payment for the Shares.

2.	The Purchaser agrees that it is purchasing the Shares for investment and has no present intention of redeeming or reselling the Shares.

Executed as of the date first set forth above.

________________________________
Name:
Title:
ETFis Series Trust I

________________________________
Name:
Title:
Manna ETFs Management, LLC